Ropes & Gray LLP
One International Place
Boston, MA 02110
June 19, 2007
VIA EDGAR
Nicholas Panos, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re: Securities and Exchange Commission (“SEC”) Comment Letter dated June 18, 2007 with respect to the Tender Offer Statement on Schedule TO (File No. 005-42028) (the “Schedule TO”) filed by Biogen Idec Inc. (the “Company”) with the SEC on May 30, 2007.
Dear Mr. Panos:
This letter responds to the staff’s comments on the above-referenced Schedule TO. For convenience, we have repeated the text of the staff’s comments by number and in bold. Our response is denoted with an “R.” The Company is contemporaneously filing an amendment to the Schedule TO containing the changes described herein. The Company has authorized us to make the following statements on its behalf:
Offer to Purchase
1. We note that Biogen Idec’s common stock has recently traded at a premium to the base price offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.
1R. We have been advised by the dealer managers, Merrill Lynch & Co. and Goldman, Sachs & Co., that it is customary in a modified Dutch auction issuer tender offer to set the minimum purchase price below the market price of the issuer’s shares at the commencement of the tender offer. The trading price of the Company’s common stock is freely available information and, in the offer to purchase, shareholders are encouraged to obtain current market quotations. Shareholders are also advised in the offer to purchase that the closing price of the Company’s common stock on May 29, 2007 was $49.21.
Summary Term Sheet, page ii
2. We note that the tender offer is conditioned on the determination by the issuer that the consummation of the offer will not cause the stock to be delisted. Please tell us whether the offer is a first step in a going private transaction.
2R. The Company’s issuer tender offer is not a first step in a going private transaction.

What are the significant conditions to the offer? page v
3. Please advise us whether the issuer believes a material change in the offer occurs when the financing condition is satisfied. To the extent that the issuer does believe a material change occurs upon satisfaction of the financing condition, please confirm that five business days will remain in the offer.
3R. The Company does not believe there is a true “financing condition” since it already has “committed” financing pursuant to a commitment letter entered into with Merrill Lynch Capital Corporation and Goldman Sachs Credit Partners L.P. (the “Commitment Letter”) and that therefore the condition currently set forth in the offer to purchase refers, in effect, to a more limited “funding” condition. The Commitment Letter has been filed as Exhibit (B) to the Schedule TO and is described in detail in section 7 (“Source and Amount of Funds; Effect of the Offer”) of the offer to purchase, which is filed as Exhibit (A)(1)(A) to the Schedule TO. As long as the Company executes definitive financing agreements on terms materially consistent with the Commitment Letter, the Company’s execution of the definitive agreements and ability to draw on the borrowed funds (signifying the satisfaction of the funding condition) would not be a material change to facts already disclosed in the offer to purchase. However, if the Company executes definitive financing agreements the terms of which differ materially from that which is contemplated by the Commitment Letter and disclosed in the offer to purchase, then the Company acknowledges that it would need to ensure that the tender offer is open for sufficient additional time after the date of the disclosure of the material change (which may require an extension of the tender offer depending on when the disclosure occurs).
How will the offer affect record holders of Biogen Idec? Page v
4. Revise this section to include the information that until the company has agreed to final borrowing terms with its lenders, it is not possible to determine the precise effect that the borrowing and the issuer tender offer will have on the company and its shareholders.
4R. As noted in response 3R, the Company has entered into a Commitment Letter, which was filed as Exhibit (B) to the Schedule TO and described in detail in section 7 of the offer to purchase. As long as the Company executes definitive financing agreements on terms materially consistent with the Commitment Letter, the Company respectfully submits that shareholders have been provided a summary of the material terms of, and conditions to, such financing and that the final terms of the borrowing will not materially affect the matters discussed under this heading.
Important Procedures, page ix
5. In light of the opportunity given to security holders who may “check the box” to indicate they are willing to tender their shares at any price at or above the minimum, include disclosure in a revised Schedule TO which explains the feature to have the price paid pursuant to the offer may have the effect of decreasing the price at which any securities will be purchased. At present, the disclosure only indicates that this election could result in the shares being accepted for payment at the minimum price.
5R. We refer you to the “Summary Term Sheet” on page ii of the offer to purchase, “Important Procedures” on page ix of the offer to purchase and page 6 in section 2 (“Procedures for Tendering Shares”) of the offer to purchase, each of which specifies that using the “check the box” mechanism referenced above is the equivalent to tendering at the minimum price of $47.00 per share. Under no circumstances does this mechanism serve to decrease the price paid pursuant to the offer to a price below the minimum price of $47.00 per share.

Withdrawal Rights, page 11
6. We note that participating shareholders may tender shares at different prices if they submit separate letters of transmittal. Expand to address whether holders who tendered at different prices or with separate letters of transmittal must submit separate withdrawal forms.
6R. Section 3 (“Withdrawal Rights”) of the offer to purchase has been revised to reflect this comment.
7. We note the disclosure that you may delay acceptance for payment “in order to comply...with any applicable law.” This does not appear to be consistent with Rule 14e-1(c). Please revise.
7R. Section 4 (“Acceptance for Payment and Payment”) of the offer to purchase has been revised to reflect this comment.
Certain United States Federal Income Tax Consequences, page 12
8. You are required to address the material federal tax consequences of your transaction. See Item 1004(a)(1)(xii). In this regard, delete the word “Certain” from your caption and your disclosure.
8R. Section 5 (“Certain United States Federal Income Tax Consequences”) of the offer to purchase and the associated cross references to that section have been revised to reflect this comment.
Conditions of the Offer., page 26
9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:
•	Condition (2), which conditions the offer on whether any “action” has been “threatened” by any person that may “materially affect the business or condition...of us or our subsidiaries” and
•	Condition (6) which referenced any national or international crisis affecting the US.
9R. We respectfully submit that we believe these are customary conditions in this type of transaction and are not contrary to any federal securities law or regulation.
10. Revise condition (2) to clarify whether you mean all material effects, or only negative material effects.
10R. The second condition in section 12 (“Conditions of the Offer”) of the offer to purchase has been revised to reflect this comment.
11. Revise the final paragraph of this section to eliminate the reference to actions or inaction by the bidder.
11R. The final paragraph in section 12 (“Conditions of the Offer”) of the offer to purchase has been revised to reflect this comment.
12. We note the language that any determination by Biogen concerning the events described in the conditions “will be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge Biogen’s determinations.
12R. Section 12 (“Conditions of the Offer”) of the offer to purchase has been revised to reflect this comment.
13. Conditions to the offer, other than any dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. This section improperly indicates that offer conditions may be asserted up until the time payment is made for the shares. Please revise.
13R. We are not aware of any SEC rule or interpretation of a rule that requires all conditions, other than any dependent upon the receipt of government approvals, to be satisfied or waived prior to the expiration of the tender offer.
In MacFadden Holdings, Inc. v. JB Acquisition Corp., 802 F.2d 62 (2d Cir. 1986), the Second Circuit clearly upheld the propriety of an offeror allowing a tender offer to expire with the obligation to pay for the tendered securities being subject to satisfaction after expiration of a clearly identified condition. In CTS Corp. v. Dynamics Corporation of America, 481 U.S. 69, 84-95 (1987), the United States Supreme Court indicated its support for the opinion of the Second Circuit in the MacFadden case and further stated that the ability of an offeror to allow its tender offer to expire but condition payment upon the occurrence of a subsequent event should be available even where that subsequent event was something other than the receipt of a regulatory approval.
We believe these cases support our conclusion that all conditions, other than any dependent upon the receipt of government approvals, need not be satisfied or waived prior to the expiration of the tender offer, but rather prior to acceptance for payment (which we acknowledge must occur promptly after the expiration).
The Company respectfully submits that it has accurately described the withdrawal rights of shareholders and undertaken in the offer to purchase to fully comply with the SEC rules and regulations defining the period during which the tender offer must remain open, including complying with each of the following requirements:
1.	The Rule 13e-4(f)(5) requirement that the issuer making the tender offer: “either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.” (See the last full paragraph of section 1 (“Terms of the Offer”) of the offer to purchase).
2.	The Rule 13e-4(f)(2)(i) requirement that the issuer making the tender offer: “shall permit securities tendered pursuant to the issuer tender offer to be withdrawn at any time during the period such issuer tender offer remains open.” (See the first sentence of section 3 (“Withdrawal Rights”) of the offer to purchase).
3.	Pursuant to Section 14(d)(5) of the Exchange Act, the requirement that the securities deposited pursuant to a tender offer be permitted to be withdrawn by the depositor “any time after sixty days from the date of the original tender offer.” (See the first sentence of section 3 (“Withdrawal Rights”) of the offer to purchase).

Letter of Transmittal
14. Revise the letter of transmittal to delete the statement that the shareholder has read and understood the terms of the offer.
14R. The letter of transmittal has been revised to reflect this comment.
The Company has authorized us to acknowledge on its behalf that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, (2) staff comments or changes to the Schedule TO in response to staff comments do not foreclose the SEC from taking any action with respect to the Schedule TO and (3) it is the staff’s view that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call the undersigned at (617) 951-7921 or Thomas Holden at (617) 951-7097 with any questions regarding this letter.

Sincerely,
/s/ Paul M. Kinsella
Paul M. Kinsella